As filed with the Securities and Exchange Commission on August 3, 2023
Securities Act File No. 333-271376

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

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Cantor Select Portfolios Trust

(Exact Name of Registrant as Specified in Charter)

110 E. 59th Street, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

212.915.1722
(Registrant’s Telephone Number, including Area Code)

Corporation Services Company

251 Little Falls Drive

Wilmington, Delaware 19808

New Castle County
(Name and Address of Agent for Service)

________________________________

Terrence O. Davis Greenberg Traurig, LLP 3333 Piedmont Road, NE Suite 2500 Atlanta, GA 30305	Tanya L. Boyle Greenberg Traurig, LLP 3333 Piedmont Road, NE Suite 2500 Atlanta, GA 30305

________________________________

Title of securities being registered: Shares of a class of the Registrant

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to the Cantor Select Portfolios Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on May 26, 2023. This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinion as an exhibit to Part C of the Registration Statement on Form N-14.

ITEM 15. INDEMNIFICATION.

Article VII, Section 3 of the Agreement and Declaration of Trust incorporated herein by reference to Registrant’s registration statement on Form N-1A (“Registration Statement”) filed on January 11, 2022.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

(1)	Amended and Restated Declaration of Trust (“Trust Instrument”), is incorporated herein by reference to the Registration Statement on Form N-14 (the “N-14”) filed on June 15, 2022.
(2)	By-Laws are incorporated herein by reference to the Registration Statement filed on January 11, 2022.
(3)	Voting Trust Agreements. None.
(4)	Form of Agreement and Plan of Reorganization of Registrant is incorporated herein by reference to Pre-Effective Amendment 2 to the N-14 filed on May 26, 2023.
(5)	Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered and are incorporated herein by reference to the Registration Statement filed on January 11, 2022.
(6)	(a) Investment Advisory Agreement between Registrant and Cantor Fitzgerald Investment Advisors, L.P. with respect to Cantor FBP Equity & Dividend Plus Fund is incorporated herein by reference to Post-Effective Amendment 4 to the Registration Statement filed on July 28, 2023.
(7)	Distribution Agreement is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.
(8)	Bonus or Profit Sharing Contracts. None.
(9)	Custody Agreement is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.
(10)

(a) 12b-1 Plan of the Registrant with respect to Class A shares is incorporated herein by reference to Post-Effective Amendment 3 to the Registration Statement filed on April 17, 2023.

(b) 18f-3 Plan of the Registrant is incorporated herein by reference to Post-Effective Amendment 3 to the Registration Statement filed on April 17, 2023.

(11)	(a) Opinion and Consent of Counsel is incorporated herein by reference to Pre-Effective Amendment 1 to the N-14 filed on May 24, 2023. (b) Consent of Counsel is filed herewith.
(12)	Opinion and Consent of Counsel regarding tax matters. Opinion and Consent of Counsel as to tax matters and consequences to shareholders is filed herewith.

(13)

(a)       Master Services Agreement between the Registrant and Ultimus Trust Solutions, LLC is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(b) Expense Limitation Agreement between the Registrant, with Respect to Cantor FBP Equity & Dividend Plus Fund is incorporated herein by reference to Post-Effective Amendment 4 to the Registration Statement filed on July 28, 2023.

(14)	Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Post-Effective Amendment 4 to the Registration Statement filed on July 28, 2023.
(15)	Omitted Financial Statements. None.
(16)	Powers of Attorney are incorporated herein by reference to Pre-Effective Amendment 1 to the N-14 filed on May 24, 2023.
(17)

(a)       Prospectus and Statement of Additional Information for each Existing Fund, dated August 1, 2022 are incorporated by reference.

(b)       Prospectus and Statement of Additional Information for the New Fund, dated April 17, 2023 are incorporated by reference.

(c)       Annual Report to Shareholders for the fiscal year ended March 31, 2022, for each Existing Fund is incorporated by reference.

(d)       Semi-Annual Report to Shareholders for the fiscal period ended September 30, 2022, for each Existing Fund is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Cantor Select Portfolios Trust, and has duly caused this Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in Atlanta, Georgia, on August 3, 2023.

Cantor Select Portfolios Trust

By:	/s/ Tanya Boyle
Name: Tanya Boyle
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
William Ferri *	Trustee, Chairman, President, & Principal Executive Officer	August 3, 2023
Douglas Barnard *	Trustee	August 3, 2023
Ramona Heine *	Trustee	August 3, 2023
Louis Zurita *	Trustee	August 3, 2023
/s/ Brian Curley
Brian Curley	Treasurer, Principal Financial Officer, and Principal Accounting Officer	August 3, 2023

*	Affixed by Tanya Boyle

Attorney-in-Fact - Pursuant to Powers of Attorney previously filed